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                                                                                                   EXHIBIT 12.01



                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        YEARS ENDED DECEMBER 31, 1998, 1997, 1996, 1995 AND 1994
                               AND TWELVE MONTHS ENDED SEPTEMBER 30, 1999
                                         (Dollars in Millions)

                                         Twelve Months Ended           Years Ended December 31,
                                             September 30,
                                                 1999       1998       1997      1996       1995       1994
                                              ------- ------------- ------------- ------------- ---------------
  Earnings:
    Net Income (before Pref. Dividends)          $166.8     $230.9     $230.0    $220.7     $174.0      $121.4
    Add Provisions for Income Taxes                97.5      131.1      113.6     119.1       99.1        62.5
          Fixed Charges (per below)               146.8      135.4      130.3     130.5      136.3       118.3

  Total Earnings (as defined by Reg. S-K)        $411.1     $497.4     $473.9    $470.3     $409.4       302.2

  Fixed Charges:
    Interest on Long-Term Debt                  $ 125.9     $118.1     $113.6    $112.3     $113.9      $106.6
    Other Interest Expense                         13.4       10.0       11.7      13.3       17.1         6.8
    Amort. of Debt Disc. & Exp., Net                2.9        2.7        2.6       2.6        2.5         2.2
    Rentals Interest Portion                        0.8        0.8        1.7       2.3        2.8         2.7
    Trust Preferred                                 3.8        3.8        0.7         -          -           -

  Total Fixed Charges (as defined by Reg. S-K)   $146.8     $135.4     $130.3    $130.5     $136.3      $118.3

  Coverage Ratio (Earnings/Fixed Charges)          2.80       3.67       3.64      3.60       3.00        2.55


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